Exhibit 8

Subsidiaries of the Company

Commtouch Inc.                                                100  %
Commtouch (UK)Ltd.                                            100  %
Commtouch Latin America Inc.                                  100  %
Wingra Inc.                                                   100  %
Commtouch, K.K. (Japan)                                        70.6%